UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 11, 2023

Fat Projects Acquisition Corp
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40755	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

27 Bukit Manis Road Singapore	099892
(Address of principal executive offices)	(Zip Code)

(65) 8590-2056
(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and One Redeemable Warrant	FATPU	The Nasdaq Stock Market LLC
Class A Ordinary Share, par value $0.0001 per share	FATP	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	FATPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Current Report on Form 8-K is filed by Fat Projects Acquisition Corp, a Cayman Islands corporation (Nasdaq: FATPU, FATP, FATPW), referred to herein as “FATP” or the “Company” to report the following events ss described in more detail below:

1.	On Sunday, November 12, 2023, Avanseus Holdings Pte. Ltd. (“Avanseus”) informed FATP of circumstances and developments that FATP determined constituted a material adverse effect on Avanseus and that will make Avanseus unable to satisfy the related condition to FATP’s obligation to close the transactions in the Business Combination Agreement between the companies.

2.	Four of the Company’s non-management directors and its president and chief operating officer have tendered their resignations;

3.	On Tuesday, November 14, 2023, FATP gave Avanseus notice that FATP was terminating their Business Combination Agreement, effective immediately, because of the material adverse effect on Avanseus; and

4.	On Wednesday, November 15, 2023, the Company did not make the payment required to extend the deadline to complete its initial business combination; therefore, the Company is required to dissolve and liquidate in accordance with the provisions of its Amended and Restated Memorandum and Articles of Association, as amended (the “Charter”).

Item 1.02	Termination of a Material Definitive Agreement.

On Monday, November 13, 2023, FATP notified Avanseus that FATP was terminating the Business Combination Agreement dated August 26, 2023, as amended (the “Business Combination Agreement”), by and between FATP and Avanseus and delivered a formal notice of termination the following day. FATP terminated the Business Combination Agreement because FATP determined that a material adverse effect on Avanseus’ financial condition and results of operations had occurred as a result of steady material deterioration in Avanseus’ business and revenues since the execution of the Business Combination Agreement and because Avanseus’ most recent update to FATP indicated to FATP that Avanseus was unlikely to be able to materially reverse the deterioration in the foreseeable future.

As first disclosed in a Current Report on Form 8-K filed with the Commission on September 1, 2022, the Business Combination Agreement had contemplated the acquisition by FATP of all of Avanseus’ outstanding ordinary shares in exchange for newly-issued FATP Class A ordinary shares in a transaction registered with the Commission on Form S-4 making Avanseus a wholly-owned subsidiary of FATP.

A copy of FATP’s notice of termination to Avanseus is attached as Exhibit 10.1 and incorporated herein by reference.

On November 17, 2023, the Company issued a press release announcing the termination of the Business Combination Agreement and the liquidation described in Item 8.01 below. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 11, 2023, the Company’s non-management directors Abel Martins Alexandre, Christina Wyer and Stanton Sugarman each gave written notice to the Company of his or her resignation from the Company’s board of directors, effective immediately. None of them stated a reason for his or her resignation. Mr. Alexandre served as the chair and Mr. Sugarman served as a member of the audit committee of the Company’s board of directors. Ms. Wyer served as the chair of the compensation committee of the Company’s board of directors.

Also on November 11, 2023, Nils Michaelis gave written notice to the Company of his resignation from the positions of President, Chief Operating Officer and Head of Mergers and Acquisitions of the Company, effective immediately. He did not state a reason for his resignation. Mr. Michaelis is also a director of the Company but did not resign from the Company’s board of directors.

On November 14, 2023, the Company’s non-management director Samir Addamine gave written notice to the Company of his resignation from the Company’s board of directors, effective immediately. He did not state a reason for his resignation. Mr. Addamine served as a member of the audit committee of the Company’s board of directors.

The remaining directors of the Company are Tristan Lo, the Company’s Co-Chief Executive Officer, David Andrada, the Company’s Co-Chief Executive Officer and Chief Financial Officer, and Alex Bono, a non-management director.

Item 8.01	Other Events.

The Company’s Charter requires the Company to complete its initial business combination by November 15, 2023 unless the Company obtains up to two remaining 1-month extensions of that deadline to January 15, 2024 by depositing on or prior to the then-current deadline $24,279.65 into the Company’s trust account with Continental Stock Transfer and Trust Company (the “Trust Account”) for each 1-month extension. The Company did not make the required deposit by November 15, 2023 for the extension of the deadline to December 15, 2023; therefore, the Company’s Charter required the Company to, and the Company will:

(i)	cease all operations as of November 15, 2023 except for the purpose of winding up the Company’s business;

(ii)	as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Company’s publicly held Class A ordinary shares (the “Public Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and

(iii)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and directors, liquidate and dissolve;

subject in the case of items (ii) and (iii) above, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

The per-share redemption price for the Public Shares will be approximately $10.96 (the “Redemption Amount”). The balance of the Trust Account as of November 15, 2023 was approximately $5.4 million. In accordance with the terms of the related trust agreement, the Company expects to retain $100,000 of the interest and dividend income from the Trust Account to pay dissolution expenses.

As of the close of business on November 15, 2023, the Public Shares will be deemed cancelled and will represent only the right to receive the Redemption Amount.

The Redemption Amount will be payable to the holders of the Public Shares upon presentation of their respective share or unit certificates or other delivery of their shares or units to the Company’s transfer agent, Continental Stock Transfer & Trust Company. Beneficial owners of Public Shares held in “street name,” however, will not need to take any action in order to receive the Redemption Amount.

There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless.

Our initial shareholders, including the Company’s Sponsor, have agreed to waive their redemption rights with respect to the Company’s Class B ordinary shares. After November 15, 2023, the Company shall cease all operations except for those required to wind up its business.

The Company expects that the Nasdaq Stock Market will file a Form 25 with the U.S. Securities and Exchange Commission (the “Commission”) to delist its securities. The Company thereafter expects to file a Form 15 with the Commission to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

On November 17, 2023, the Company issued a press release announcing its termination of the Business Combination Agreement and the liquidation described in this Item 8.01. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
10.1	FATP Notice of Termination to Avanseus Holdings Pte. Ltd. dated November 14, 2023.
99.1	Press Release dated November 17, 2023.
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAT PROJECTS ACQUISITION CORP

By:	/s/ Tristan Lo
Name:	Tristan Lo
Title:	Co-Chief Executive Officer

Date: November 17, 2023

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